Exhibit 99.1

April 16, 2004

Dear Shareholder:

We would like to take this opportunity to invite you to our Annual General Meeting of Shareholders.  This year’s meeting will be held at The Toronto Stock Exchange Conference Centre in Toronto, Ontario on May 21, 2004 at 10:00 a.m.  The formal Notice of Meeting, Management Proxy Circular, Form of Proxy, and Annual Report for 2003 are contained in this package.

We encourage you to attend in person, ask questions and express your views.

Please complete, sign and return your proxy in the enclosed envelope.

Shareholder registration will occur in advance of the Annual General Meeting between 9:00 a.m. and 9:45 a.m.

Your input is valuable and important to us.  We hope to have the opportunity to welcome you on May 21, 2004 and to review with you the significant progress made by your Corporation.

Brian M. King (signed)	Martin Barkin (signed)
Chairman of the Board	President, Chief Executive Officer

DRAXIS HEALTH INC.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders (the “Meeting”) of DRAXIS HEALTH INC. (the “Corporation”) will be held at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario, M5X 1J2, on Friday, May 21, 2004 at 10:00 a.m. (Toronto time) for the following purposes:

(a)                            to receive and consider the financial statements of the Corporation for the year ended December 31, 2003, together with the report of the auditors thereon;

(b)                           to elect directors for the ensuing year;

(c)                            to appoint auditors for the ensuing year and authorize the board of directors to fix their remuneration;

(d)                           to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

An Annual Report for the year ended December 31, 2003 and Management Proxy Circular dated as of April 16, 2004 accompany this Notice of Meeting.

Shareholders who are unable to attend the meeting in person are requested to complete and return the enclosed form of proxy in the envelope provided for that purpose.

DATED at Mississauga, Ontario the 16th day of April, 2004.

BY ORDER of the Board of Directors,

Alida Gualtieri (signed)

General Counsel & Secretary

MANAGEMENT PROXY CIRCULAR

OF

DRAXIS HEALTH INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 21, 2004

April 16, 2004

DRAXIS HEALTH INC.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES BY MANAGEMENT

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

VOTING BY PROXIES

VOTING SHARES AND PRINCIPAL HOLDERS

ELECTION OF DIRECTORS

CORPORATE GOVERNANCE

EXECUTIVE COMPENSATION
Summary Compensation Table
Incentive Plans
Philosophy
Dilution Guideline
Stock Option Plan
Deferred Share Unit Plan
Employee Group Registered Retirement Savings Plan
Subsidiary Long Term Incentive Plans
DRAXIMAGE Inc.
Draxis Pharma Inc.
Discontinued Plans
Stock Ownership Plan
Equity Purchase Plan
Employee Participation Share Purchase Plan
Termination of Employment and Employment Contracts
Report of Human Resources and Compensation Committee
Stock Performance Graphs
Compensation of Directors
Minimum Shareholding Requirements

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

APPOINTMENT OF AUDITORS

APPROVALS AND SIGNATURES

SCHEDULE “A”
Corporation Corporate Governance Practices Compared with TSX Guidelines

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management proxy circular (“Management Proxy Circular”) is furnished in connection with the solicitation by the management of Draxis Health Inc. (the “Corporation”) of proxies to be used at its annual general meeting (the “Meeting”) of shareholders to be held on Friday, May 21, 2004 at The Toronto Stock Exchange Conference Centre, Toronto, Ontario, at 10:00 a.m., and at any adjournments thereof for the purposes set forth in the accompanying notice of annual general meeting (the “Notice”).

While management of the Corporation intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation.  The Corporation will bear the costs of the solicitation.

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and officers of the Corporation.  A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on behalf of the shareholder at the Meeting.  To exercise this right, a shareholder may either insert such other person’s name in the blank space provided in the accompanying Form of Proxy, or complete another appropriate Form of Proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing.  The proxy, to be acted upon, must be deposited with the Corporation, c/o its agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the close of business on the last business day prior to the date on which the Meeting is held, or with the chairman of the Meeting on the day of the Meeting.

A shareholder who has given a proxy may revoke it by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder’s attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day prior to the day the Meeting is to be held, or with the chairman of the Meeting on the day of the Meeting at any time before it is exercised on any particular matter or in any other manner permitted by law including attending the Meeting in person.

VOTING BY PROXIES

On any ballot that may be called for at the Meeting, the common shares of the Corporation represented by the enclosed Form of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder indicated thereon.

In the absence of such instructions with regard to the election of directors or the appointment of auditors, the proxy will be voted FOR the election of the persons nominated for election as directors and the appointment of auditors, in each case, as referred to in this Management Proxy Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to any other matter which may properly come before the Meeting.  As of the date of this Management Proxy Circular, management is unaware of any such amendment, variation or other matter proposed or likely to come before the Meeting.  If, however, any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote on such other business in accordance with their judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The number of common shares entitled to be voted on each matter to be acted on at the Meeting as at April 16, 2004 is 37,760,307. Each registered holder of a common share as of April 16, 2004, the record date for Notice of the Meeting, will be entitled to one vote on each matter to be voted upon at the Meeting for each common share then held.

To the knowledge of the directors and officers of the Corporation as of March 31, 2004, no person beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the votes attached to all of the common shares entitled to be voted at the Meeting.

ELECTION OF DIRECTORS

The following table lists certain information concerning the persons proposed to be nominated for election as directors.  The information as to common shares beneficially owned or controlled has been furnished by the respective nominees individually and is current as of March 31, 2004.

Name	Position with Corporation or Significant Affiliates and Principal Occupation or Employment	Director Since	Shares Beneficially Owned or Controlled (#)

MARTIN BARKIN, MD, FRCSC Toronto, Ontario	President and Chief Executive Officer of the Corporation	May 19, 1992	603,744

LESLIE L. DAN Toronto, Ontario	Corporate Director and Chairman, Novopharm Limited (“Novopharm”)	December 10, 1993	18,356

GEORGE M. DARNELL Coral Gables, Florida	Corporate Director	November 26, 1996	26,000

ROLF H. HENEL Wayne, New Jersey	Corporate Director and Partner, Naimark Associates (healthcare consulting firm)	August 14, 2002	30,000

BRIAN M. KING Kenora, Ontario	Chairman of the Corporation and Corporate Director	May 26, 1994	95,750

SAMUEL W. SARICK Toronto, Ontario	Corporate Director and President, Samuel Sarick Limited (real estate development corporation)	March 31, 1989	775,597

STEWART D. SAXE Toronto, Ontario	Corporate Director and Partner, Baker & McKenzie (Barristers and Solicitors)	November 11, 1987	114,485

BRUCE W. SIMPSON Fort Worth, Texas	Corporate Director and President & CEO, B.W. Simpson & Associates (healthcare consulting firm)	August 14, 2002	10,000

JOHN A. VIVASH Toronto, Ontario	Corporate Director and President & CEO, Tesseract Financial Inc. (financial consulting firm)	November 17, 1998	15,000

Each of the foregoing has held the principal occupation shown opposite his name for the last five years, except for Mr. Dan and Mr. Simpson.  Prior to April 5, 2000, Mr. Dan was the Chairman and Chief Executive Officer of Novopharm Limited.  Prior to June 1999, Mr. Simpson was President of Genpharm Inc., a pharmaceutical firm.

Management of the Corporation does not anticipate that any of the nominees for election as a director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.  Each director elected will hold office until the next annual general meeting of shareholders or until his successor is elected or appointed in accordance with the by-laws of the Corporation.

The following information is based on data furnished by the directors:

Martin Barkin, MD, B.Sc. (MED), MA, FRCSC, is the President and Chief Executive Officer of the Corporation.  He also serves on the Board of Viventia Biotech Inc. and the medical advisory board of VenGrowth Investment Funds.  He is a director of Bone Care International, Inc. but has tendered his resignation as director effective April 30th, 2004. Dr. Barkin was Chairman of the Board of Sunnybrook & Women’s College Health Sciences Centre from June 15, 1998 until June 30, 2003.  Dr. Barkin came to the Corporation in 1992 from KPMG where he was Partner and National Practice Leader for Health Care.  Before that, he was Deputy Minister of Health for the Province of Ontario.  Dr. Barkin is a surgical specialist in Urology, a former Research Scientist at University of Toronto and Division Chief at Sunnybrook Health Sciences Centre.

Leslie L. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.

George M. Darnell is a former senior executive of Baxter Corporation and has over 35 years of U.S. and international experience in the medical diagnostic industry.

Rolf H. Henel is the retired President of Cyanamid International Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm. He is also a director and member of the Audit Committee of both SciClone Pharmaceuticals and Penwest Pharmaceuticals.

Brian M. King is the Chairman of the Board of the Corporation.  He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc.  He is also a director of Onex Corporation, the VenGrowth Investment Funds and the Health Care and Biotechnology Venture Fund.

Samuel W. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.  He is also a director with The Goldfarb Corporation.

Stewart D. Saxe is an international Partner with the law firm of Baker & McKenzie.  He is Managing Partner of the firm’s Canadian offices and a member of this global firm’s Policy Committee, its equivalent of a board of directors.  He is certified by the Law Society of Upper Canada as a specialist in labour law and as a Human Resources Professional by the Human Resources Professionals Association of Ontario.

Bruce W. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation. He currently heads a private consulting firm specializing in marketing and business development within the healthcare industry.

John A. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc.  He also was President and Chief Executive Officer of Fidelity Investments Canada Limited and President and Chief Executive Officer of Manulife Securities International Ltd.  He is currently President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the well being of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance issued by The Toronto Stock Exchange (the “TSX Guidelines”), the corporate governance requirements of the U.S. Sarbanes-Oxley Act (the “SOX Requirements”), and the reforms of corporate governance listing standards of the NASDAQ Stockmarket, Inc. (the “NASDAQ Rules”).  The Board of Directors believes that the Corporation’s corporate governance practices are well-aligned with the recommendations contained in these various guidelines and regulations.  The Board of Directors is also reviewing the proposed corporate governance reforms contained in Multilateral Policy 58-201 entitled “Effective Corporate Governance” recently proposed by the Canadian securities regulators.  The Corporation’s policies and practices for corporate governance are referenced in Schedule “A” to this Management Proxy Circular, which explains the Corporation’s corporate governance system and its adherence to specific regulatory guidelines and corporate governance best practices.

Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation.  In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Corporation’s operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving the best interests of the Corporation.  In April 2004, the Board of Directors adopted a detailed Charter.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the Board of Directors is responsible for:

(i)	Adopting a strategic planning process for the Corporation;

(ii)	Adopting a communications policy for the Corporation;

(iii)	Overseeing the financial integrity of the Corporation;

(iv)	Monitoring compliance with the corporate objectives of the Corporation;

(v)	Approving and ascertaining that the Corporation monitor adherence to its Code of Ethics and Business Conduct;

(vi)	Appointing the Chief Executive Officer, monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

(vii)	Ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

(viii)	Establishing performance measures for the Corporation and its management;

(ix)	Monitoring compliance with legal requirements and ascertaining that the Corporation has procedures concerning the proper preparation, approval and maintenance of documents and records;

(x)	Approving changes in the By-laws and Articles of Incorporation, and agendas for shareholder meetings;

(xi)	Approving the Corporation’s legal structure, name and logo; and

(xii)	Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

There are five regularly scheduled Board of Directors meetings per year.  However, the Board of Directors also meets as frequently as the need arises to consider major issues and opportunities.

The following table sets out the attendance of directors at Board of Directors meetings and meetings of Committees of the Board of Directors of which they were members in 2003:

Director	Board Meetings Attended	Committee Meetings Attended

Martin Barkin	11 / 11	11 / 13 (1)
Leslie L. Dan	10 / 11	6 / 7
George M. Darnell	10 / 11	9 / 9
Rolf H. Henel	11 / 11	9 / 9
Brian M. King	11 / 11	5 / 5
Samuel W. Sarick	8 / 11	8 / 8
Stewart D. Saxe	11 / 11	5 / 5
Bruce W. Simpson	11 / 11	7 / 7
John A. Vivash	11 / 11	8 / 8

(1)          Members of management are not members of any Committee of the Board of Directors, but regularly attend portions of Committee and Board of Directors meetings by invitation.  The Committees of the Board of Directors meet in-camera without management present when appropriate.

Board of Directors Composition

The Board of Directors has reviewed its composition to determine which of the directors may be considered “unrelated” within the meaning of that term as set out in the TSX Guidelines.  A director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests arising from shareholdings, is considered to be an unrelated director.

The Board of Directors, currently composed of nine members, has considered the relationship of each of the directors to the Corporation and has determined that eight of the nine directors are unrelated to the Corporation.  Dr. Martin Barkin, the President and Chief Executive Officer of the Corporation, is considered to be a related director since he is an employee of the Corporation.

The Board of Directors believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.  He brings a skill set and knowledge base which is beneficial to the Corporation and his participation as a director contributes to the effectiveness of the Board of Directors.

The Board of Directors has adopted a practice that the Chair of the Board and the CEO of the Corporation are separate individuals.

The Board of Directors sets aside during its regularly scheduled meetings a time for meeting without any management present (including the CEO).

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Human Resources andCompensation Committee and the Nominating and Corporate Governance Committee.  To maintain appropriate independence, no members of management sit on any of the three standing committees.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

Committees of the Board of Directors and individual Board members may engage independent consultants and outside advisors at the expense of the Corporation, where reasonable and appropriate, to assist them in discharging their responsibilities.

The following is a summary of Committee meetings held in 2003:

Audit Committee	7
Human Resources andCompensation Committee	5
Nominating and Corporate Governance Committee	2
Special Committee, re: Normal Course Issuer Bid	1

Audit Committee

The Audit Committee is responsible for reviewing the Corporation’s financial reporting procedures and internal controls.  The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements and earnings announcements prior to their approval by the full Board of Directors and communicating regularly with the Corporation’s external auditors.

The Corporation believes the oversight responsibility of the Committee provides a key stewardship role for the Committee in the Corporation’s financial disclosure issues, internal controls, risk management, corporate finance and related matters.

In reviewing the audited financial statements of the Corporation, the Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.  In addition, the Committee discusses with the Corporation’s independent auditors the overall scope and plans for their audit.  The Committee meets with the external auditors, with and without management present, to discuss the results of their examination and the overall quality of the Corporation’s financial reporting.  The Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such practices.

In April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee which was approved in February 2003.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Reviewing the integrity of the consolidated financial statements of the Corporation;

•                  Recommending to the Board of Directors the appointment of the independent auditor and reviewing the independent auditor’s qualifications and independence;

•                  Reviewing the performance of the Corporation’s independent auditors;

•                  Reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•                  Reviewing financial information contained in public filings of the Corporation prior to filing;

•                  Reviewing earnings announcements of the Corporation prior to release to the public;

•                  Overseeing the Corporation’s systems of and compliance with internal financial controls and management’s reporting on internal controls;

•                  Reviewing the Corporation’s auditing, accounting and financial reporting processes; and

•                  Dealing with all complaints regarding accounting controls and auditing matters.

The Committee is composed of four directors, all of whom are unrelated directors and all of whom are financially literate.  The current members of the Audit Committee are Messrs. Samuel Sarick (Chair), Leslie Dan, George Darnell and Rolf Henel.  Mr. Henel is the Corporation’s designated financial expert in accordance with applicable regulatory and legislative requirements.  The designation of Mr. Henel as an Audit Committee financial expert does not make Mr. Henel an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Henel that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry his designation or affect the duties, obligations or liability of any other member of the Audit Committee.

Human Resources and CompensationCommittee

The Human Resources and Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior management.  In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management.

Each of the four members of the Committee is an unrelated director.  The current members of the Human Resources and Compensation Committee are Messrs. Brian King (Chair), Stewart Saxe, Bruce Simpson and John Vivash.

In April 2004, the Board of Directors approved a detailed Charter for the Human Resources and Compensation Committee.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by reviewing and reporting on:

•                  Management’s succession plans for Executive Officers, with special emphasis on CEO succession, and including specific development plans and career planning for potential successors;

•                  Compensation philosophy of the organization, including a compensation strategy and compensation policies for Executive Officers, as proposed by the CEO;

•                  Recommendations to the Board of Directors for the appointment of the CEO and other Executive Officers, corporate objectives that the CEO and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the CEO against these objectives, monitoring of the CEO’s performance, and providing advice and counsel in the execution of his duties;

•                  Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the CEO of the Corporation and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the CEO;

•                  Compensation for Executive Officers, annual adjustment to Executive Officer salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the CEO;

•                  Employment and termination arrangements for Executive Officers;

•                  Adoption of new or significant modifications to pay and benefit plans;

•                  Significant changes to the Corporation’s organizational structure relating to human resources function;

•                  The Committee’s proposed executive compensation report to be contained in the Corporation’s annual Management Proxy Circular;

•                  Management development programs for the Corporation;

•                  Any special employment contracts or arrangements with Executive Officers of the Corporation including any contracts relating to a change of control;

•                  Remuneration for members of the Board of Directors and Committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable;

•                  Compliance by the Corporation and its subsidiaries with all applicable employment and labour legislation; and

•                  The performance of the Committee and the effectiveness of the Committee’s members.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board of Directors proposed for election to the Board, recommending new candidates for Board membership, monitoring the composition of the Board of Directors and suggesting appropriate changes.  It seeks on behalf of shareholders well qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions).  It is also responsible for making recommendations to the full Board of Directors with respect to developments in the area of corporate governance and best practices.

Each of the four members of the Committee is an unrelated director.  The current members of the Nominating and Corporate Governance Committee are Messrs. John Vivash (Chair), George Darnell, Rolf Henel and Bruce Simpson.

In April 2004, the Board of Directors approved a detailed Charter for the Nominating and Corporate Governance Committee.  The Charter is available on the Corporation’s website at www.draxis.com.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Establishing a policy and procedure for identifying and selecting potential nominees for the Board of Directors, including considering the competencies and skills that the Board should possess and the competencies and skills of each existing and potential director;

•                  Monitoring Board size and composition and suggesting changes in this respect where appropriate;

•                  Recommending annually members for election to the Board of Directors;

•                  Identifying and recommending new candidates for Board membership;

•                  Developing the Corporation’s approach to governance issues and making recommendations to the Board of Directors in the area of corporate governance practices of the Board;

•                  Preparing and reviewing with the Board of Directors an annual performance evaluation of the effectiveness of individual Board members and the Board and its Committees.  The assessment of the Board examines its effectiveness as a whole and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities;

•                  Developing and recommending to the Board of Directors standards to be applied to assess material relationships between the Corporation and its Directors in accordance with conflict of interest standards;

•                  Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of the Corporation and to ensure such risks are appropriately identified in the Corporation’s public disclosure documentation;

•                  Revising, as appropriate, in accordance with best practices and legal requirements, the Code of Ethics and Business Conduct for directors, officers and employees as well as the Disclosure and Insider Trading Policy for the Corporation to address, among other things, procedures to monitor insider trading activities, to prevent selective disclosure and to mandate trading blackouts and corporate quiet periods;

•                  Monitoring compliance with any Board mandated Director minimum shareholding requirements and monitoring attendance by Directors at Board and Committee meetings;

•                  Reviewing this Charter periodically and recommending any changes required to its scope and content to the Board; and

•                  Carrying out any other duties or responsibilities expressly delegated to the Committee by the Board of Directors.

Decisions Requiring Board of Directors Approval

In addition to those matters that must by law be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Corporation require prior approval of the Board of Directors.  These matters include:

(i)                                     the approval of the quarterly and annual financial statements and earnings announcements;

(ii)                                  the approval of management’s discussion and analysis of financial results;

(iii)                               the approval of the Corporation’s strategic business plans and directions;

(iv)                              any related party transaction or any transaction involving any officer or director, regardless of materiality; and

(v)                                 any disposition or expenditure in excess of $1,000,000.

Orientation of New Directors

In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Corporation’s facilities and to meet with management and other members of the Board of Directors to discuss and understand the business.  In addition, detailed documentation is provided relating to the current business plan and current policies of the Corporation.

Board of Directors Performance

The Board of Directors regularly discusses the effectiveness of its meetings and decision making processes by considering and assessing from time to time the performance of the Board of Directors relating to its effectiveness, size, compensation policies and the assessment of management performance.

CEO Performance

On an annual basis, the Corporation’s President and CEO circulates a proposed strategic plan which is discussed and, if appropriate, adopted by the Board of Directors.  This strategic plan forms the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance and recommends to the Board of Directors as a whole, his compensation.  Specifically, the Human Resources and Compensation Committee’s assessment of the CEO’s performance considers matters such as the development of appropriate strategic direction and action plans for the

Corporation, meeting key objectives, identification of significant issues and challenges facing the Corporation and the development of appropriate solutions to address such issues and challenges.

Shareholder Feedback and Communication

The Corporation maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Corporation.  In addition, investor relations experts are retained from time to time by the Corporation to advise on issues and best practices for investor relations.  The Corporation communicates regularly with its shareholders through annual and quarterly reports.  At the Corporation’s annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Corporation’s business.  Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Corporation.  Information about the Corporation, including annual reports, interim financial reports and recent news releases are also available on the Corporation’s website at www.draxis.com.  In addition, the Corporation provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board of Directors Expectations of Management

Management is responsible for the day-to-day operations of the Corporation and is expected to implement the approved strategic business plan within the context of authorized budgets and corporate policies and procedures. The information which management provides to the Board of Directors is critical.  Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation.  The Board of Directors monitors the nature of the information requested by and provided to it so that it can effectively identify issues and opportunities for the Corporation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2003, 2002, and 2001 in respect of each of the individuals who were, at December 31, 2003, the Chief Executive Officer or other named executive officers (as defined in the Regulations to the Securities Act (Ontario))of the Corporation and who received salary and bonus in excess of $150,000 in the 2003 fiscal year. All references in this Management Proxy Circular are in Canadian dollars, unless otherwise noted.

			Annual Compensation						Long Term Compensation
			Salary		Bonus		Other Annual Compensation (1)		Long Term Compensation Awards	LTIP Payouts		All Other Compensation
Name & Principal Position	Year		Cash ($ )	DSU Election (2) ($ )	Cash ($ )	DSU Election (2)(3) ($ )	($ )		Securities Under Options Granted (#)	($ )		($ )
Martin Barkin, MD	2003		320,000	80,000	125,000	125,000	36,077		nil	nil		600,000	(4)
President & Chief	2002		301,600	75,400	nil	nil	20,818		225,000	nil		289,125	(5)
Executive Officer	2001		297,000	73,000	109,500	nil	32,490		120,000	nil		nil

Dan Brazier
Senior Vice-	2003		210,000	nil	79,800	nil	17,383		130,000	75,000	(6)	109,000	(7)
President, Corporate	2002		165,000	nil	49,500	nil	nil		20,000	nil		nil
Development and	2001		165,000	nil	62,700	nil	nil		nil	nil		nil
Strategic Planning

Richard Flanagan	2003		216,250	nil	77,850	nil	17,239		20,000	389,474	(8)	nil
President,	2002		180,000	nil	25,000	nil	nil		40,000	nil		nil
DRAXIMAGE Inc.	2001		153,493	nil	10,000	nil	nil		70,000	nil		nil

Mark Oleksiw	2003		142,900	nil	53,759	nil	nil		100,000	nil		nil
Chief Financial Officer	2002	(9)	47,103	nil	4,710	nil	nil		20,000	nil		nil

John Durham
President,	2003	(10)	151,667	nil	53,144	nil	72,381	(11)	100,000	nil		nil
Draxis Pharma Inc.

(1)                        “Other Annual Compensation” does not exceed the lesser of $50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.

(2)                        Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units and are in addition to the cash amounts specified.  See “Incentive Plans – Deferred Share Unit Plan”.

(3)                        Includes a special bonus of $60,000 which was paid to Dr. Barkin in 2003 related to the successful sale of the Corporation’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  The decision on the amount and payment of this bonus had been deferred by the Board of Directors in 2002.  Dr. Barkin elected to receive $30,000 of this bonus in Deferred Share Units and $30,000 in cash.

(4)                        Dr. Barkin received $600,000 in August 2003 as payment of the first tranche of his Retirement Compensation Allowance.  See “Executive Compensation - Termination of Employment and Employment Contracts”.

(5)                        This amount is the aggregate value realized from the exercise of options in the amount of $289,125 for 2002.

(6)                        Dan Brazier received $75,000 in August 2003 as payment upon the sale of the Corporation’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  This payment was in lieu of initiating a planned Long Term Incentive Plan for the Pharmaceutica Division.

(7)                        Represents a success fee related to the sale of the Pharmaceutica division of the Corporation to Shire BioChem Inc. in July 2003.

(8)                        Dr. Richard Flanagan received $389,474 in December 2003 as a partial payment of the long term incentive plan payment in accordance with the provisions of the Draximage Inc. Long Term Incentive Plan.  See “Executive Compensation – Subsidiary Long Term Incentive Plans – Draximage Inc.”.

(9)                        Mark Oleksiw joined the Corporation as Director of Finance on July 29, 2002.  He became CFO on July 1, 2003.

(10)                  John Durham joined the Corporation as President of Draxis Pharma Inc. on June 2, 2003.

(11)                  Included in this amount is a signing bonus of $60,000.

Incentive Plans

Philosophy

The Corporation’s philosophy is to link employee compensation to the success of the Corporation and to emphasize “at risk” employee compensation.  Save and except for the Retirement Compensation Allowance for Dr. Barkin set forth under “Termination of Employment and Employment Contracts”, the Corporation does not provide any form of pension program to its senior management.

The Corporation has implemented the following plans in an effort to achieve “at risk” employee compensation.

Dilution Guideline

The Corporation has an established guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Corporation’s outstanding common shares.  As at March 31, 2004, the number of common shares so issuable was 7.3% of the Corporation’s outstanding common shares.

Stock Option Plan

Intention – This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Corporation and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Determination of Number and Price of Options – The Board of Directors determines the price per common share and number of options for common shares which may be allotted to each designated director, officer or employee and all other terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.

Maximum Common Shares Issuable – In 2001 the shareholders authorized, at the Corporation’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.

Options Available for Future Grants – 1,387,394 as at March 31, 2004.

Unexercised options of Named Executive Officers as a percentage of common shares issued and outstanding as of March 31, 2004 – 3.5%.

Aggregate Option Grants to Named Executive Officers in 2003 – 350,000.

OPTION/SAR’S GRANT DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR (2003)

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Martin Barkin, MD President & Chief Executive Officer	Nil	N/A	N/A	N/A	N/A

Dan Brazier Senior Vice-President, Corporate Development and			100,000 @ $2.36	100,000 @ $2.85	100,000 @ July 14, 2013
Strategic Planning	130,000	16.8	30,000 @ $2.32	30,000 @ $2.45	30,000 @ Dec 31, 2007

Richard Flanagan President, DRAXIMAGE Inc.	20,000	2.6	2.32	2.45	December 31, 2007

Mark Oleksiw Chief Financial Officer	100,000	12.9	2.36	2.85	July 14, 2013

John Durham President, Draxis Pharma Inc.	100,000	12.9	2.36	2.85	July 14, 2013

(1) The Exercise Price of the options was determined by the Board in accordance with the provisions of the Stock Option Plan.  See “Incentive Plans – Stock Option Plan”.

The following table sets forth individual exercises of options by the following named executive officers during the financial year ended December 31, 2003 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($ )	Unexercised Options at December 31, 2003 (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at December 31, 2003 ($) Exercisable/ Unexercisable

Martin Barkin(1)	54,896	264,598	632,625 / 190,000	769,815 / 88,200
Dan Brazier(2)	3,406	14,750	6,667 / 143,333	12,533 / 288,867
Richard Flanagan	nil	nil	60,000 / 70,000	46,000 / 78,600
Mark Oleksiw	nil	nil	6,667 / 113,333	4,800 / 211,600
John Durham	nil	nil	nil / 100,000	nil / 202,000

(1)          On January 14, 2004, Dr. Barkin converted 245,000 Series C Participation Shares and received 54,896 common shares of the Corporation with a corresponding value on that date of $264,598.  See “Discontinued Plans – Employee Participation Share Plan” and see “Indebtedness of Directors and Senior Officers”.

(2)          On November 24, 2003, Dan Brazier converted 25,000 Series C Participation Shares and received 3,406 common shares of the Corporation with a corresponding value on that date of $14,750.  See “Discontinued Plans – Employee Participation Share Plan” and see “Indebtedness of Directors and Senior Officers”.

Deferred Share Unit Plan

Intention – To align further the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Corporation.

Mechanism – Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus paid in respect of that year in Deferred Share Units in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan is administered by the Board of Directors of the Corporation.

Participants - Members of senior management designated by the Human Resources and Compensation Committee.

Redemption of Deferred Share Units – Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Corporation for any reason.  The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share at the time of redemption.  The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

Named Executive Officer Elections for 2002, 2003 and 2004 – The following table summarizes the elections under this plan by named executive officers:

	DSU Elections
	2002				2003					2004
	Salary		Bonus		Salary		Bonus			Salary		Bonus
	%	$	%	$	%	$	%	$		%	$	%	$

Martin Barkin	20	75,400	100	nil	20	80,000	50	95,000	(1)	nil	nil	nil	nil

(1)  In 2003, Dr. Barkin also elected to have $30,000 of his $60,000 special bonus related to the sale of the Corporation’s Pharmaceutica division paid to him in Deferred Share Units.  See note (3) in “Executive Compensation – Summary Compensation Table”.

As at April 16, 2004, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was [$1,093,242].

Employee Group Registered Retirement Savings Plan

Intention – To provide a cost-sharing program for employees of the Corporation and its subsidiaries by way of a corporate sponsored registered retirement savings plan (“RRSP”) matching mechanism for employee retirement.

Mechanism – Commencing 12 months after continuous employment, employees of the Corporation and its subsidiaries are entitled to receive a discretionary payment from the Corporation which matches employee contributions on a dollar-for-dollar basis towards an employee’s RRSP, up to a maximum of 5% of the employee’s eligible income (“normal” straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment).  The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions.  The plan is administered by a committee composed of employees and management.  Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Corporation.

Participants – Participation is open to all full and part time permanent Canadian employees of the Corporation and its subsidiaries, other than designated senior management employees.

Commencement Date – The plan commenced on January 1, 2002, but employee matching contributions are not required for 2002, 2003 and 2004.

Subsidiary Long Term Incentive Plans

DRAXIMAGE Inc.

Intention – To align further the interests of senior management of the Corporation’s wholly-owned subsidiary, DRAXIMAGE Inc. (“DRAXIMAGE”), for increasing the value of the subsidiary and therefore enhancing shareholder value of the Corporation as a whole.

Mechanism – The terms of this plan provide that, subject to the achievement of certain conditions, the Corporation will make payments to plan participants in the form of cash and/or the Corporation’s common shares, at the Corporation’s option, based on increases in the fair market value of DRAXIMAGE’s equity in excess of the Corporation’s acquisition cost.

Participants – Selected members of senior management of DRAXIMAGE as designated by the Corporation.  Dr. Richard Flanagan participates in this plan but received no award under the plan in 2003.  Dr. Flanagan did receive a partial payout in accordance with the provisions of this plan in December 2003.  See Note 8 in “Executive Compensation – Summary Compensation Table”.

Draxis Pharma Inc.

Intention – In September, 2003, the existing Equity Participation Plan of Draxis Pharma Inc. was terminated and replaced with a Long Term Equity Incentive Plan to provide management employees of the Corporation’s subsidiary, Draxis Pharma Inc. (“DPI”) with a meaningful incentive to increase the value of the Corporation and to allow management to share in the benefits of that value creation.

Mechanism – The terms of this plan provide that eligible participants have a right to receive phantom equity shares of DPI and, subject to approval by the Corporation’s Board of Directors and applicable regulatory authorities, options of the Corporation.  A participant may only receive the cash value of said options and phantom equity shares on the plan expiry date or other designated termination event.  In order for an eligible participant to receive a termination distribution amount with respect to a phantom equity share or an option awarded to said participant certain financial ratios must be met by DPI.

Participants – Selected members of senior management of Draxis Pharma Inc. as designated by the Corporation.  Mr. John Durham participates in this plan.  In September 2003, Mr. Durham was awarded phantom equity shares under this plan representing 2% of the outstanding common shares of Draxis Pharma Inc. at that date.

Discontinued Plans

In late 2002, the Board of Directors undertook a comprehensive review of the Corporation’s various incentive plans in the context of current best practices and the SOX Requirements.  As a result of this review, the Board of Directors decided to discontinue certain incentive plans of the Corporation effective December 4, 2002, subject to appropriate grandfathering provisions related to outstanding plan participation.  There was no participation in these plans in 2003. The details of these plans are listed below.

Stock Ownership Plan

This plan was originally implemented in 1991, and subsequently amended in 1998 and in 2001, to provide an incentive to all employees of the Corporation by giving them a direct interest in the Corporation’s growth and development.  In 2002, the Board of Directors replaced this plan with a registered retirement savings program (see “Employee Group Registered Retirement Savings Plan”).

Equity Purchase Plan

Eligible participants in this plan were entitled to purchase yearly common shares of the Corporation equal to not more than 40% of base salary, funded by an interest bearing loan from the Corporation, with the common shares to be acquired by an open market purchase by a trustee on behalf of the participants.  The purchase price was equal to the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.  This plan was cancelled by the Board in 2002.

Employee Participation Share Purchase Plan

Each Participation Share is equal to a fraction of a common share depending on the performance of the common share from the date the Participation Share is issued to the date of conversion of the Participation Share.  To minimize dilution to shareholders compared to a stock option plan, common shares are issued only to the extent that the stock price has appreciated since the date the Participation Shares are issued rather than on a per option exercise basis.  The value and subscription price of such common shares is determined with the assistance of an independent valuator and the subscription amount is loaned to the participant on a non-recourse, interest free basis by the Corporation.  Certain restrictions on transferability apply and redemption rights are retained by the Corporation.  Participation Shares generally vest over a four-year period.  The loaned funds are repayable to the Corporation on conversion of vested Participation Shares.  Participation Shares were viewed as advantageous over other forms of compensation for various reasons including mild dilution impact, lack of need for participants to sell shares to convert and favourable participant tax treatment.  No further Participation Shares will be issued by the Corporation.

The following table sets forth the 2003 financial year-end value of the named executive officers’ unconverted Participation Shares, on an aggregated basis:

	Unconverted Participation Shares (1)(2) at December 31, 2003		Value of Unconverted in-the-Money Participation Shares at December 31, 2003
Name	Convertible	Unconvertible	Convertible	Unconvertible

Martin Barkin	245,000	Nil	156,800	Nil

(1)          These Participation Shares, Series “C” were issued on May 12, 1999 for $0.50 per Participation Share subscription price.

(2)          These Participation Shares were converted by Dr. Barkin on January 14, 2004 and he received 54,896 common shares of the Corporation with a corresponding value on that date of $264,598.

Employment Contracts and Termination of Employment

Commencing in 1988, as senior management joined the Corporation, the Corporation entered into employment agreements with certain of these individuals.  The agreements provide for the compensation in the amounts set forth under “Executive Compensation - Summary Compensation Table”.

Since joining the Corporation in 1992, Dr. Barkin has been entitled to receive a payment equal to three times his annual remuneration in the event of his termination of employment without cause or in the event of a termination without cause following a defined change of control of the Corporation, an amount equal to five times his annual remuneration.

On September 24, 2003, the Corporation, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Barkin to phase out the liability of the Corporation under the termination without cause provisions of his employment agreement by entering into a Retirement Compensation Agreement (“RCA”) in his favour for a total amount of $1.4 million.  The RCA payment is payable as follows:

(i)                                     $600,000 which was paid in August 2003; and

(ii)                                  the remaining $800,000 to be paid in equal quarterly instalments in arrears commencing with the fourth quarter of 2003 and ending with the fourth quarter of 2005.

Dr. Barkin’s employment agreement has been amended to provide that upon the last RCA payment, the Corporation shall have no liability towards Dr. Barkin with respect to the termination without cause provisions of his employment agreement.  However, in the event of a termination without cause following a defined change of control of the Corporation, any payments received by Dr. Barkin pursuant to the RCA shall be credited to the lump sum amount to be paid to him upon said event.

In the event of his termination of employment without cause, Mr. Oleksiw, Mr. Brazier, Mr. Durham or Dr. Flanagan, as the case may be, is entitled to receive a payment equal to one year of base salary.

In the event of his termination of employment following a change of control of the Corporation, Mr. Oleksiw or Mr. Brazier, as the case may be, is entitled to receive a payment equal to two times his annual remuneration.  In the event of his termination of employment following a change of control of the Corporation, Mr. Durham is entitled to receive a payment equal to two years of base salary.

Report of Human Resources and Compensation Committee

Members – Messrs. Brian King, Stewart Saxe, Bruce Simpson and John Vivash.

Mandate – To review and approve executive compensation policies and levels.

Philosophy

•                  To emphasize “at risk” performance-based annual executive compensation by ensuring that incentive based compensation comprises a significant component of senior executives’ total compensation.

•                  To assist in attracting and retaining qualified and experienced executives.

•                  To motivate executives to achieve individual and group performance objectives consistent with creating shareholder value by linking long term executive compensation to such value.

•                  To weigh qualitative factors in assessing the individual performance of senior management by considering matters such as leadership ability, the management of major projects and the specific tasks allocated to executives.

Elements of Compensation

1.                                      Base Salaries

Individual base salaries are set in the appropriate salary range, based on the executive’s experience and expected performance, having regard to median salaries in the pharmaceutical and biotechnology sectors.

In order to obtain accurate information in this respect, the Committee engages from time to time independent consultants to gather information regarding compensation practices of comparable Canadian and U.S. pharmaceutical and biotechnology companies.

The Committee regularly reviews the competitiveness of senior management compensation.

2.                                      Annual Bonuses

Bonus awards for individual executives are determined by an assessment of corporate performance against corporate objectives, an assessment of business unit performance against business unit objectives, where applicable, and by an assessment of the individual’s performance against the personal objectives set in the annual review process.  Discretionary bonuses are also available for individual executives where merited.

Corporate performance objectives relate generally to the achievement of budgeted profitability, revenue growth, expense management and the acquisition of products and businesses.

Business unit performance objectives relate generally to the achievement of budgeted operating profitability.

Personal performance objectives relate generally to individualized financial and non-financial objectives for executives.

In 2003, the bonuses paid to senior management were based on achievement of corporate financial objectives and achievement of specific personal performance objectives.

3.                                      Pension Plan

Other than the Retirement Compensation Allowance for Dr. Barkin, the terms of which are set forth under “Termination of Employment and Employment Contracts”, the Corporation does not provide any form of pension program to its senior management.  The Corporation does have a Deferred Share Unit Plan aligning the interests of senior management with those of shareholders at minimal cost to the Corporation.

4.                                      Stock Options

The Committee subscribes to the principle that equity based incentives to executives of the Corporation should be performance-based in order to ensure that executive compensation is aligned with the Corporation’s performance.

Options to purchase 350,000 common shares of the Corporation were issued to named executive officers in 2003.  See “Executive Compensation – Stock Option Plan”.

Compensation of the Chief Executive Officer (“CEO”)

In 2003, the compensation of the CEO consisted of two components:  base salary and annual bonus.

In 2003, Dr. Barkin increased the proportion of his remuneration that is “at risk” by electing to receive $80,000, representing 20% of his base salary and $95,000 representing 50% of his bonus, in Deferred Share Units in lieu of cash.  Dr. Barkin will not be entitled to receive any such Deferred Share Units until cessation of his employment with the Corporation for any reason; see “Incentive Plans - Deferred Share Unit Plan”.  In addition, Dr. Barkin elected to receive $30,000 of the $60,000 special bonus he received in 2003 related to the sale of the Corporation’s Pharmaceutica Division to Shire BioChem Inc. in July 2003 in Deferred Share Units.  See Note 3 in “Executive Compensation – Summary Compensation Table”.  With respect to 2004, no election was made by Dr. Barkin under the Deferred Share Unit Plan.

The determinations of the Human Resources and Compensation Committee have been endorsed by the Board of Directors of the Corporation.

Submitted by the Human Resources and Compensation Committee:

Brian M. King	Stewart D. Saxe	Bruce W. Simpson	John A. Vivash

Stock Performance Graphs

The following line graph compares the yearly percentage change in the cumulative total shareholder return over the last five years on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of dividends at 100% of the market price on each of the dividend payment dates.

Share performance – (based on $100 invested on December 31, 1998)

Over the past five years, the annual compounded return on the Corporation common shares was 0.0%, as compared with the S&P/TSX Composite Index of 4.9%.

The following graph shows the trading price of shares of the Corporation on the Nasdaq Exchange (ticker: DRAX) for the full year 2003 compared to the NASDAQ Composite Index:

Compensation of Directors

The compensation paid to each independent director of the Corporation is an annual honorarium of $12,500 plus a meeting fee of $1,500 for each Board of Directors and Committee meeting attended, some via teleconference.  In addition, the Chairs of each of the Committees receive an annual retainer of $1,500.  Directors who are employees of the Corporation do not receive any compensation in their capacity as directors.  For the year ended December 31, 2003, Mr. Brian King received $60,000 as non-executive Chairman of the Board of Directors.  He did not otherwise receive meeting fees as a director.  In December 2001, under the Corporation’s Stock Option Plan, each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors.  The Chairman was awarded an additional 5,000 options.  It is contemplated that an award of the same number of options will occur annually on each January 1 with an exercise price based on the average price of the common shares on the TSX for the five trading days immediately preceding January 1 in each year.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular issues which could potentially involve related party transactions and the adequacy and form of the compensation of Directors.  Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Corporation equal to five times his or her annual honorarium.  Compliance with this policy will be monitored annually by the Nominating and Corporate Governance Committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

The aggregate indebtedness to the Corporation or its subsidiaries of all officers, directors and employees outstanding as at March 31, 2004 in connection with a purchase of securities of the Corporation or its subsidiaries is $183,756.  The plans have been discontinued and there will be no further indebtedness under said plans.

Table of Indebtedness of Directors, Named Executive Officers and Senior Management of the Corporation Under Securities Purchase Programs

		Largest Amount Outstanding During 2003 Fiscal Year (1)		Amount Outstanding as at March 31, 2004 (1)
Name & Principal Position	Involvement of Issuer or Subsidiary	Fully Recourse Interest Bearing (EPP) ($)	Other Employee Share Participa- tion Plans ($)	Fully Recourse Interest Bearing (EPP) ($)	Other Employee Share Participation Plans ($)	Financially Assisted Securities Purchased During the 2003 Fiscal Year (1) (#)		Security for Indebtedness as at March 31, 2004 (1) (#)
Martin Barkin, MD President & Chief Executive Officer	Lender	100,000	175,769	100,000	17,710	nil		54,044 common shares of the Corporation

Dan Brazier Senior Vice- President, Corporate Development and Strategic Planning	Lender	nil	37,247	nil	nil	3,406	(2)	nil

Richard Flanagan President, DRAXIMAGE	Lender	30,000	20,076	30,000	6,556	nil		16,791 common shares of the Corporation

Mark Oleksiw Chief Financial Officer	Lender	nil	nil	nil	nil	nil		nil

John Durham President, Draxis Pharma Inc.	Lender	nil	nil	nil	nil	nil		nil

(1)          These figures take into account indebtedness pursuant to the Employee Stock Ownership Plan, the Employee Participation Share Purchase Plan and the Equity Purchase Plan:

Employee Stock Ownership Plan:  through an interest free loan mechanism, each employee of the Corporation, including each named executive officer, is granted annually a number of common shares of the Corporation equal to 7% of total cash compensation.  See “Discontinued Plans – Stock Ownership Plan”;

Employee Participation Share Purchase Plan:  subscription proceeds were loaned to each named executive officer on a non-recourse, interest free basis.  Amounts referenced in this table include any outstanding loans relating to Participation Shares, Series A, Series B and Series C.  See “Discontinued Plans – Employee Participation Share Purchase Plan”; and

Equity Purchase Plan:  the Corporation loans funds to participating named executive officers on a full recourse, interest bearing basis.  See “Discontinued Plans – Equity Purchase Plan”.

(2)          See “Incentive Plans - Stock Option Plan – Note 1”

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

The building housing the Corporation’s head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly-owned by Mr. Sarick, a Director of the Corporation.  The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Corporation, as tenant.  The lease renewal was negotiated between the Corporation and Samuel Sarick Limited on an arm’s length basis with the assistance of Colliers International retained by the Corporation and was renewed with Board of Directors approval effective May 1, 1999 for a period of five years.  The Corporation believes that the lease terms are consistent with arm’s length comparables and that the annual rent payable of $187,736is at fair market value.  The Corporation is presently renegotiating the terms of the lease as it expires on April 30, 2004.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation currently maintains $25,000,000 of directors’ and officers’ liability insurance coverage for the officers and directors of the Corporation and its affiliates at an annual cost to the Corporation of $320,600.  The insurance coverage is subject generally to a deductible of $50,000 per claim against the Corporation or its affiliates for Canada and elsewhere, excluding the U.S., and $250,000 for U.S. claims.

APPOINTMENT OF AUDITORS

At the annual general meeting of shareholders, it is proposed to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board of Directors of the Corporation.  Deloitte & Touche LLP has served as the Corporation’s auditors for more than five years.  The fees for all audit services performed by the auditors for the Corporation and its subsidiaries for the years ended December 31, 2002 and December 31, 2003, were $208,350 and $200,000, respectively.  The fees for all other services performed by the auditors, including Prospectus, Proxy and Form 20-F review, and tax and financial advisory services, were $182,000 and $77,400 for the years ended December 31, 2002 and December 31, 2003, respectively.

The Board of Directors has determined that the provision of pre-approved non-audit services by Deloitte & Touche LLP does not compromise the independence of Deloitte & Touche LLP for the purpose of performing audit services for the Corporation.

APPROVALS AND SIGNATURES

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

April 16, 2004

DRAXIS HEALTH INC.

Alida Gualtieri (signed)
General Counsel & Secretary

SCHEDULE “A”

Corporation Corporate Governance Practices Compared with TSX Guidelines

In this Schedule the Corporation’s corporate governance procedures are compared with the TSX Guidelines currently in force.  Where the Corporation’s policies or practices differ from the TSX Guidelines, the Board of Directors and senior management of the Corporation believe that they are consistent with the TSX Guidelines’ underlying philosophy.  The Board of Directors has been reviewing its governance practices in response to the SOX Requirements and the NASDAQ Rules.  As provisions of the SOX Requirements and the NASDAQ Rules come into effect, the Board of Directors will review and amend its governance practices where necessary on an on-going basis in response to these evolving standards.

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

1.                                       The Board of Directors should explicitly assume responsibility for stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

Yes

The Board of Directors supervises the management of the Corporation’s business and affairs to enhance long term shareholder value.  It makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs of the Corporation, and reviews management’s performance and effectiveness.

(a) adoption of a strategic planning process;	Yes

The Board of Directors is actively involved in the review of the strategic planning process of the Corporation.  In addition to annually approving the Corporation’s strategic plan, the Board of Directors attends with management annually a two day strategic planning session to review the strategic direction of the Corporation.  The Board of Directors regularly discusses with senior management ongoing strategic initiatives and implementation strategies to achieve key strategic objectives.

(b) the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes

The Board of Directors through its various committees regularly identifies the principal risks of the Corporation’s business and ensures that those risks are effectively managed.  For example, the Nominating and Corporate Governance Committee and the Audit Committee annually review risk management policies and processes.  The Audit Committee also reviews the internal controls and risk management policies and processes related to management of the Corporation’s financial status, including liquidity and insurance requirements.  The Corporation’s principal risks are identified in the Annual Report on Form 20-F filed by the Corporation under the heading “Item 3:  Key Information”.

(c) succession planning, including appointing, training and monitoring senior management;	Yes

The Human Resources and Compensation Committee reviews succession planning for senior management, including the appointment and development of senior management and reports to the Board of Directors annually on organizational succession planning initiatives.

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

(d) a communications policy for the Corporation; and	Yes

The Board of Directors requires that the Corporation maintain an active investor relations program headed by an Executive Director, Investors Relations, who reports directly to the President and CEO of the Corporation.  See the “Corporate Governance”, “Shareholder Feedback and Communication” section to this Management Proxy Circular. The Corporation has also adopted a written Disclosure and Insider Trading Policy addressing, among other things, procedures to monitor insider trading activities, to prevent selective disclosure, and to mandate trading blackouts and corporate quiet periods.  This Disclosure and Insider Trading Policy is available on the Corporation’s website at www.draxis.com.

(e) the integrity of the Corporation’s internal control and management information systems.	Yes

The Audit Committee monitors the Corporation’s internal controls and management information systems through reports from management and reports on these matters to the Board of Directors.  The Audit Committee is responsible for reviewing the Corporation’s financial reporting procedures and internal controls.  See the “Corporate Governance”, “Committees of the Board of Directors-Audit Committee” section to this Management Proxy Circular.

2.                                       The Board of Directors should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests arising from shareholdings.

Yes

The Board of Directors has reviewed the composition of the Board of Directors, as a whole, to determine which of the directors may be considered “unrelated”.  The Board of Directors is currently composed of nine members, eight of which the Board of Directors has determined are “unrelated” to the Corporation.  See the “Corporate Governance”, “Board of Directors Composition” section to this Management Proxy Circular.

3. The Board of Directors will also be required to disclose on an annual basis the analysis of the application of the principles supporting the conclusion in item 2 above.	Yes	See the “Corporate Governance”, “Board of Directors Composition” of this Management Proxy Circular.

4.                                       The Board of Directors should appoint a committee of directors composed exclusively of outside, ie. non-management directors, a majority of whom are “unrelated” directors with the responsibility for proposing new nominees to the Board of Directors and for assessing directors on an ongoing basis.

Yes

All committees of the Board of Directors are composed of outside directors.  The Nominating and Corporate Governance Committee evaluates and recommends nominees to the Board of Directors, in consultation with the Chairman and the CEO.  The Committee determines what competencies, skills and personal qualities it should seek in new Board of Directors members to add value to the Corporation and enhance shareholder value.  In certain circumstances, the Committee retains outside consultants to conduct searches for appropriate nominees.

5. The Board of Directors should implement a process to be carried out by the committee of the Board of Directors for assessing the effectiveness of	Yes	The Nominating and Corporate Governance Committee is responsible for assessing annually the functioning and effectiveness of the Board of

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors.		Directors and its members.

6. The Corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board of Directors.	Yes	The Board of Directors undertakes an orientation process for new directors. See the “Corporate Governance”, “Orientation of New Directors” section of this Management Proxy Circular.

7.                                       The Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

	Yes	The Board of Directors believes that its composition during the past fiscal year provided for effective functioning of the Board of Directors as a whole.

8.                                       The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved on being an effective director.

Yes

The Human Resources and Compensation Committee periodically reviews the adequacy and form of compensation of members of the Board of Directors.  In making recommendations to the Board of Directors for appropriate adjustments, the Human Resources and Compensation Committee considers the time commitment, risks and responsibilities of directors as well as comparative data derived from other board of directors compensation material.  In recommending the form of director compensation, the Human Resources and Compensation Committee seeks to align the interests of directors and shareholders.  See the “Executive Compensation”, “Compensation of Directors” and “Minimum Shareholding Requirements”.

9. Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are “unrelated” directors.	Yes	Each committee of the Board of Directors is composed solely of outside directors all of whom are “unrelated”.

10. The Board of Directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation’s approach to governance issues.	Yes

The Board of Directors believes ensuring of effective corporate governance is an ongoing process, which is facilitated by a strong, independent Nominating and Corporate Governance Committee.  The Board of Directors has approved a new charter for the Committee in which sets out the role of the Committee.  The Committee advises and assists the Board of Directors in applying governance principals and practices and tracks developments in corporate governance, adapting best practices to the needs and the circumstances of the Corporation.  See the “Corporate Governance”, “Board of Directors Committees – Nominating and Corporate Governance Committee” section to this Management Proxy Circular.  The Nominating and Corporate Governance Committee and the Board of Directors have reviewed the Corporation’s response to the TSX Guidelines.

11.                                 The Board of Directors, together with the CEO, should develop position descriptions for the Board of Directors and for the CEO, involving the definition of limits to management’s responsibilities and set

Yes

In April, 2004, the Board of Directors adopted position descriptions for the Board of Directors, the CEO, the Chair of each Committee of the Board of Directors and the Directors.  See the “Mandate of the

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

corporate objectives that the CEO is responsible for meeting.

Board of Directors” section of this Management Proxy Circular.  The Board of Directors has the ultimate responsibility for supervising the management of the Corporation in accordance with applicable law.  Subject to the authority of the Board of Directors, the CEO has a mandate to supervise the day-to-day business and affairs of the Corporation.  The Board of Directors has responsibility for such matters as:  the strategic process; with management, the identification of principal risks of the Corporation’s business and implementation of appropriate systems to manage business risk; succession planning; review of the Corporation’s communicating policy; the integrity of the Corporation’s internal control and management information systems and supervision of management of the Corporation’s operations.  See the “Corporate Governance”, “Mandate of the Board of Directors” section of this Management Proxy Circular.  The Board of Directors regularly assesses the performance of the management of the Corporation, including the CEO.  See the “Executive Compensation”, “Report of Human Resources and Compensation Committee” section of this Management Proxy Circular.

The Board of Directors approves the corporate objectives which the CEO is responsible for meeting and assesses the CEO against achievement of these objectives. See the “Executive Compensation”, “Report of Human Resources and Compensation Committee – Compensation of the Chief Executive Officer” section of this Management Proxy Circular.

12. The Board of Directors should have in place appropriate structures and procedures to ensure that the Board of Directors can function independently of management.	Yes

The Chairman of the Board of Directors is not a member of management.  All members of the committees of the Corporation are “unrelated” and independent directors.  The Board of Directors meets “in camera” at the end of each Board of Directors meeting, at which time the Chairman of the Board chairs a meeting of non-management directors whose concerns may be freely expressed.  The Chairman of the Board of Directors is also the Chair of the Human Resources and Compensation Committee and liaises regularly with the Chair of the Nominating and Corporate Governance Committee on matters related to the Board of Directors, individual directors and senior management of the Corporation.

13.                                 The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties and should be composed only of outside directors.

Yes

The Board of Directors has approved a Charter for the Audit Committee, which sets out a clear mandate confirming the Committee’s assistance to the Board of Directors with specific oversight responsibilities.  See the “Corporate Governance”, “Committees of the Board of Directors – Audit Committee” of this Management Proxy Circular.

All members of the Audit Committee are financially literate (ie. have the ability, at a minimum, to read and

TSX Corporate Governance Guideline	Does the Corporation Comply?	Comments

understand financial statements), and one is designated as a financial expert in accordance with applicable regulatory and legislative requirements.

14. The Board of Directors should implement a system that enables an individual director to engage an outside advisor at the expense of the Corporation.	Yes

Individual members of the Board of Directors are permitted at any time to recommend for engagement, at the Corporation’s expense, outside advisors when necessary.  In addition, committees of the Board of Directors may retain outside advisors to provide specific advice related to individual committee activities.

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